UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         DSC Communications Corporation
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    233311109
                              -------------------
                                 (CUSIP Number)

                                  June 10, 1998
                      -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X ]     Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 36 Pages
                             Exhibit Index: Page 28

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 2 of 36 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,578,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,578,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,578,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.33%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 3 of 36 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,578,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,578,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,578,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]


11       Percent of Class Represented By Amount in Row (9)

                                    1.33%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 4 of 36 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,578,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,578,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,578,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]


11       Percent of Class Represented By Amount in Row (9)

                                    1.33%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 5 of 36 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                2,708,300
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,578,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 2,708,300
    With
                           8        Shared Dispositive Power
                                          1,578,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,286,800

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    3.61%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 6 of 36 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                676,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                4,286,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 676,500
    With
                           8        Shared Dispositive Power
                                          4,286,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,963,300

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.18%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 7 of 36 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                4,286,800
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          4,286,800

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,286,800

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.61%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 8 of 36 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                201,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 201,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .17%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                           Page 9 of 36 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                201,000
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 201,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            201,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .17%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                          Page 10 of 36 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                686,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 686,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            686,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .58%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                          Page 11 of 36 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                353,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 353,200
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            353,200

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .30%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                          Page 12 of 36 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,039,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,039,200
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,039,200

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .87%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                          Page 13 of 36 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,039,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,039,200
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,039,200

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .87%

12       Type of Reporting Person*

                  CO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 233311109                                          Page 14 of 36 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                1,240,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,578,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,240,200
    With
                           8        Shared Dispositive Power
                                          1,578,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,818,700

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]


11       Percent of Class Represented By Amount in Row (9)

                                    2.37%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 15 of 36 Pages


Item 1(a)      Name of Issuer:

               DSC Communications Corporation (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               1000 Coit Road, Plano, TX 75075-5813.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

               ii)  QIH   Management   Investor,   L.P.,   a  Delaware   limited
partnership ("QIHMI");

               iii) QIH   Management,   Inc.,  a  Delaware   corporation   ("QIH
Management");

               iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               v)   Mr. George Soros ("Mr. Soros");

               vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

               vii) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

               viii)Chatterjee  Fund   Management,   L.P.,  a  Delaware  limited
partnership ("CFM");

               ix) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

               x) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

               xi)  Chatterjee   Advisors  LLC,  a  Delaware  limited  liability
company ("Chatterjee Advisors");

               xii) Chatterjee   Management  Company,  a  Delaware   Corporation
("Chatterjee Management"); and

               xiii) Dr. Purnendu Chatterjee ("Dr. Chatterjee").


               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), QIP, Quota Fund N.V., a Netherlands Antilles corporation ("Quota") and Mr. Soros. SFM LLC, a Delaware limited liability

                                                             Page 16 of 36 Pages

company, serves as principal investment manager to Quantum Partners and Quota, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quota. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager of SFM LLC and a member of the management committee of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

               This Statement also relates to Shares held for the accounts of Winston L.P., Winston LDC and Winston LLC.

               CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

               Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

               Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

               Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.



Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                                                             Page 17 of 36 Pages


Item 2(c)      Citizenship:

               i)   QIP is a Cayman Islands exempted limited duration company;

               ii)  QIHMI is a Delaware limited partnership;

               iii) QIH Management is a Delaware corporation;

               iv)  SFM LLC is a Delaware limited liability company;

               v)   Mr. Soros is a United States citizen;

               vi)  Mr. Druckenmiller is a United States citizen;

               vii) Winston L.P. is a Delaware limited partnership;

               viii) CFM is a Delaware limited partnership;

               ix) Winston LDC is a Cayman Islands exempted limited duration company;

               x)   Winston LLC is a Delaware limited liability company;

               xi)  Chatterjee Advisors is a Delaware limited liability company;

               xii) Chatterjee Management is a Delaware Corporation; and

               xiii) Dr. Chatterjee is a United States citizen.


Item 2(d)      Title of Class of Securities:

                    Common Stock, $0.01 par value (the "Shares").

Item 2(e)      CUSIP Number:

                     233311109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    This Item 3 is not applicable.

                                                             Page 18 of 36 Pages


Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

                         As of June 19, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 1,578,500 Shares held for the account of QIP.

                         (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of 4,286,800 Shares. This number consists of (A) 2,256,400 Shares held for the account of Quantum Partners (B) 1,578,500 Shares held for the account of QIP and (C) 451,900 Shares held for the account of Quota.

                         (iii) Mr. Soros may be deemed the beneficial owner of 4,963,300 Shares. This number consists of (A) 676,500 Shares held for his personal account, (B) 2,256,400 Shares held for the account of Quantum Partners, (C) 1,578,500 Shares held for the account of QIP and (D) 451,900 Shares held for the account of Quota.

                         (iv) Each of Winston L.P. and CFM may be deemed the beneficial owner of 201,000 Shares held for the account of Winston L.P.

                         (v) Winston LDC may be deemed the beneficial owner of the 686,000 Shares held for its account.

                         (vi) Winston LLC may be deemed the beneficial owner of 353,200 Shares held for its account.

                         (vii) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 1,039,200 Shares. This number consists of (A) 686,000 Shares held for the account of Winston LDC and (B) 353,200 Shares held for the account of Winston LLC.

                         (viii) Dr. Chatterjee may be deemed the beneficial owner of 2,818,700 Shares. This number consists of (A) 686,000 Shares held for the account of Winston LDC, (B) 353,200 Shares held for the account of Winston LLC, (C) 1,578,500 Shares held for the account of QIP and (D) 201,000 Shares held for the account of Winston L.P.


Item 4(b)      Percent of Class:

                         (i) The number of Shares of which each of QIP, QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 1.33% of the total number of Shares outstanding.

                         (ii) The number of Shares of which each of SFM LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 3.61% of the total number of Shares outstanding.

                         (iii) The number of Shares of which Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.18% of the total number of Shares outstanding.

                                                             Page 19 of 36 Pages



                         (iv) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .17% of the total number of Shares outstanding.

                         (v) The  number of Shares of which  Winston  LDC may be
                         deemed to be the beneficial owner constitutes approximately .58% of the total number of Shares outstanding.

                         (vi) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately .30% of the total number of Shares outstanding.

                         (vii) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately .87% of the total number of Shares outstanding.

                         (viii) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 2.37% of the total number of Shares outstanding.

               Dr. Chatterjee has reached understandings with each of Quantum Partners and SFM LLC pursuant to which Dr. Chatterjee will furnish to each of Quantum Partners and SFM LLC recommendations concerning transactions in the Shares. It is contemplated by the Reporting Persons that Dr. Chatterjee will share in any net profits with respect to Shares held for the account of Quantum Partners and in any net profits with respect to Shares held for the account of Mr. Soros.

                                                             Page 20 of 36 Pages


Item 4(c)      Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,578,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,578,500

          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,578,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,578,500

          QIH Management
          --------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,578,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,578,500

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:               2,708,300

          (ii) Shared power to vote or to direct the vote:             1,578,500

          (iii) Sole power to dispose or to direct the disposition of: 2,708,300

          (iv) Shared power to dispose or to direct the disposition of:1,578,500

                                                             Page 21 of 36 Pages



          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                 676,500

          (ii) Shared power to vote or to direct the vote:             4,286,800

          (iii) Sole power to dispose or to direct the disposition of:   676,500

          (iv) Shared power to dispose or to direct the disposition of:4,286,800

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             4,286,800

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:4,286,800

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                 201,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   201,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                 201,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   201,000

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 22 of 36 Pages



          Winston LDC
          -----------

          (i)  Sole power to vote or to direct the vote:                 686,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   686,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LLC
          -----------

          (i)  Sole power to vote or to direct the vote:                 353,200

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   353,200

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Advisors
          -------------------

          (i)  Sole power to vote or to direct the vote:               1,039,200

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,039,200

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:               1,039,200

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,039,200

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 23 of 36 Pages



          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:               1,240,200

          (ii) Shared power to vote or to direct the vote:             1,578,500

          (iii) Sole power to dispose or to direct the disposition of: 1,240,200

          (iv) Shared power to dispose or to direct the disposition of:1,578,500

Item 5.        Ownership of Five Percent or Less of a Class:

                    This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

               (ii) Mr. Soros has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for his personal account.

               (iii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (iv) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quota in accordance with their ownership interests in Quota.

               (v) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

               (vi) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

               (vii) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

          Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Quota, Mr. Soros, Winston L.P., Winston LDC and Winston LLC. Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Winston L.P., Winston LDC and Winston

                                                             Page 24 of 36 Pages

LLC. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC and Winston LLC. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, Mr. Soros, Quota, Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LLC, QIP, Quota, Quantum Partners and Mr. Soros. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, QIP, Quota, Mr. Soros and Quantum Partners. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., QIP, Quota, Quantum Partners and Mr. Soros. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Mr. Soros, Quota, and Quantum Partners.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                    This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                    This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                    This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 25 of 36 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 22, 1998          QUANTUM INDUSTRIAL PARTNERS LDC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Date:  June 22, 1998          QIH MANAGEMENT INVESTOR, L.P.

                              By:  QIH Management, Inc.,
                                   its General Partner

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  June 22, 1998          QIH MANAGEMENT, INC.

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Vice President


Date:  June 22, 1998          SOROS FUND MANAGEMENT LLC

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Assistant General Counsel


Date:  June 22, 1998          GEORGE SOROS

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact

                                                             Page 26 of 36 Pages




Date:  June 22, 1998          STANLEY F. DRUCKENMILLER

                              By:  /S/ MICHAEL C. NEUS
                                   --------------------------------------------
                                   Michael C. Neus
                                   Attorney-in-Fact


Date:  June 22, 1998          WINSTON PARTNERS, L.P.

                              By:  Chatterjee Fund Management, L.P.,
                                   its General Partner

                                   By:  Purnendu Chatterjee,
                                        Its General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  June 22, 1998          CHATTERJEE FUND MANAGEMENT, L.P.

                              By:  Purnendu Chatterjee
                                   its General Partner

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date:  June 22, 1998          WINSTON PARTNERS II LDC

                              By:  /S/ PETER HURWITZ
                                   --------------------------------------------
                                   Peter Hurwitz
                                   Attorney-in-Fact

                                                             Page 27 of 36 Pages



Date:  June 22, 1998          WINSTON PARTNERS II LLC

                              By:  Chatterjee Advisors LLC, its Manager

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager


Date:  June 22, 1998          CHATTERJEE ADVISORS LLC

                              By:  /S/ PETER HURWITZ
                                   --------------------------------------------
                                   Peter Hurwitz
                                   Manager


Date:  June 22, 1998          CHATTERJEE MANAGEMENT COMPANY

                              By:  /S/ PETER HURWITZ
                                   --------------------------------------------
                                   Peter Hurwitz
                                   Vice President


Date:  June 22, 1998          PURNENDU CHATTERJEE

                              By:  /S/ PETER HURWITZ
                                   --------------------------------------------
                                   Peter Hurwitz
                                   Attorney-in-Fact

                                                             Page 28 of 36 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          29

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          30

C.        Power of Attorney dated May 23, 1996 granted by Quantum
          Industrial Partners LDC in favor of Mr. Gary Gladstein,
          Mr. Sean Warren and Mr. Michael Neus...................          31

D.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Chatterjee in favor of  Mr. Peter Hurwitz..............          32

E.        Power of Attorney  dated  October  25, 1996  granted by
          Winston   Partners  II  LDC  in  favor  of  Mr.   Peter
          Hurwitz................................................          33

F.        Joint Filing Agreement dated June 22, 1998 by and among
          Quantum   Industrial   Partners  LDC,  QIH   Management
          Investor,  L.P.,  QIH  Management,   Inc.,  Soros  Fund
          Management  LLC,  Mr.  George  Soros,  Mr.  Stanley  F.
          Druckenmiller,  Winston Partners, L.P., Chatterjee Fund
          Management,  L.P.,  Winston  Partners  II LDC,  Winston
          Partners II LLC,  Chatterjee  Advisors LLC,  Chatterjee
          Management   Company   and  Dr.   Purnendu   Chatterjee
          .......................................................          34